EXHIBIT (A)(39)

              QUESTIONS AND ANSWERS FOR THE SHAREHOLDERS OF ENDESA

DURING THE LAST WEEKS, DUKE ENERGY HAS RECEIVED A LOT OF INTERESTING QUESTIONS.
                           HERE WE GIVE THE ANSWERS.



1. WHY IS IT CONVENIENT FOR ME TO APPROVE THE MODIFICATION OF THE BY-LAWS TO INCREASE THE CONCENTRATION LIMIT FROM 26% TO 65%?

         Because by modifying the threshold we create a real possibility that there may exist an investor that can acquire at least 51% of the shares and have a controlling interest in the company. This would make it more likely that you could realize a "control premium" for your shares. Increasing the concentration limit to 65% instead of just 51% is important because it would leave a margin for additional investments by a controlling shareholder, either by making additional direct investments in the company or purchasing additional shares in the market.

         It is good for Endesa that there exist a qualified controller because this would allow for the expansion and growth of Endesa during the forthcoming years.

           The current by-laws date back to the 1980s when Endesa was privatized. Today, very few companies in Chile or abroad maintain such a low concentration limit percentage, which turns large investors away and therefore tends to depress the price per share of the stock.


2. WHY SHOULD I WANT TO APPROVE THE CONCENTRATION AMENDMENT IF I DO NOT INTEND TO SELL MY SHARES?

         Approving this modification does not mean that you have to sell. Your approval merely opens a door so that investors such as DUKE ENERGY may purchase shares from those stockholders who do wish to sell. If the proposed increase in the concentration limit is approved, you will have the choice of selling your shares at an attractive price to DUKE ENERGY or another large investor or holding them.


3.       WHY IS IT CONVENIENT TO SELL MY SHARES?

         The purchase offer of DUKE ENERGY is $250 per share, 43% higher than the average price per share for the period July 1998 through January 1999. The average price for your shares in the last six months of 1998 and in January of 1999 was $174 per share. On February 17, 1999, the day prior to DUKE ENERGY's announcement of its purchase offer, the closing share price was $211 per share.

4. COULD I GIVE MY CONSENT BY EXECUTING A PROXY LETTER IN FAVOR OF A CHILEAN WHO IS INDEPENDENT FROM DUKE?

         If you name a person in your proxy other than the three individuals recommended by DUKE ENERGY, there may be no assurance that that person will vote in favor of the amendment. Additionally, Chilean law establishes that no shareholder or person related to it may vote in a shareholders meeting shares exceeding the concentration limit. Therefore, the proxies granted to persons related to Enersis probably cannot be used to vote in favor of raising the concentration limit.

         The three individuals recommended by DUKE ENERGY- Messrs. Bruce Andre Williamson, Peter Joseph Wilt and Jaime Irarrazabal C.- are serious professionals who will carry on your mandate to approve the amendment. Mr. Jaime Irarrazabal C., is both a well-respected lawyer in Santiago and a Chilean national.


5.       WHAT IS THE DIVIDEND POLICY OF DUKE ENERGY?

         DUKE ENERGY was formed by the merger of Duke Power and Pan Energy in 1997. Duke Power had paid a dividend on its common shares for 70 consecutive years prior to the merger. DUKE ENERGY has continued this dividend payment tradition. Following the consummation of the offer to purchase Endesa Chile, DUKE ENERGY intends to support a dividend policy of Endesa Chile that is consistent with the growth objectives of that company. Endesa's growth will increase the likelihood of greater dividends to all shareholders.


6. WHY IS DUKE ENERGY INTERNATIONAL THE RIGHT CONTROLLING PARTNER FOR ENDESA CHILE?

          - Duke Energy is a very successful and respected global company, having been ranked by London's Financial Times in 1998 as the world's most respected utility and by Fortune Magazine as America's Most Admired electric and gas utility in 1999.

          - With assets of US$26 billion (approximately six times the size of Endesa Chile), Duke Energy is one of the top 10 energy companies in the world, having great financial and technical strength.

          - Duke Energy has expertise in power generation and global operations. Duke Energy owns, operates or has an interest in hydroelectric and thermal plants totaling approximately 30,000 MW of electric generation capacity around the world and operates in 50 countries.

          - Duke Energy International believes in Endesa, its managers and employees.

          - Duke Energy International is committed to employ Endesa and the Santiago headquarters as its business platform for electric generation investments and growth throughout South America.


7. IS THERE ANY ADVANTAGE TO HAVING ENDESA UNDER THE MAJORITY CONTROL OF A FOREIGN COMPANY?

         What is important is whether the controller can make the company grow by providing the financial support and the crucial technical and operational experience to make possible more profitable projects in the highly competitive modern energy business. DUKE ENERGY is a global energy company with strong technical and operational experience. It has been in business for 100 years, having accumulated great experience and financial and technical strength.

         Chile needs foreign capital to grow. Even though the controlling stockholder will be a foreign company, the corporate headquarters of Endesa will remain in Santiago and will be the platform for Duke Energy's electric generation investment in South America. Endesa's growth will create new jobs for Chileans and bring additional foreign investment to Chile.


8. WHAT IS THE POSITION OF THE BOARD OF DIRECTORS OF ENDESA REGARDING THE BYLAWS AMENDMENT?

         The Board of Directors of Endesa has not taken any position in regard to the concentration amendment so far.


9.       WILL THE SHARES THAT I DON'T SELL BE DEVALUATED?

         Not necessarily, because by having only one controller coming in with financial standing, experience in the electrical sector and creative capacity, Endesa will be in the best position to grow and expand. Also, because Duke has only offered to purchase 51% of Endesa, there should be a liquid trading market for the remaining shares.


10.      COULD THE WORKERS OF ENDESA BE HARMED BY THIS MODIFICATION?


         No. This modification will have no impact on Endesa's employees. In fact, with Duke Energy International's growth plans and financial strength, workers of Endesa may have more opportunity in the future.

11.      IS THERE ANY COST FOR SELLING MY SHARES, ANY COMMISSION?

         If Duke is the purchaser of your shares, no costs or commissions will be charged to you.

Due to the forthcoming Shareholders Extraordinary Meeting to be held on April 08th, we have sent to all the shareholders of the Empresa Nacional de Electricidad S.A. a proxy-letter with information about Duke Energy.

If you have not received this information, call us or visit us, from Monday to Friday, from 9.00 hr. to 18.00 hr., in:

Santo Domingo 1141, Piso 5, Santiago
Fono: 671.0910
Luis Thayer Ojeda 0130, Of. 311, Providencia
Fono: 365.1747

Information in Spanish about our offer to purchase shares of Endesa can be located in: www.duke-energy.com/soamer